SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Ultra Sun Corporation
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
90388D 10 4
(CUSIP Number)

Sadia P. Barrameda
P.O. Box 1363
Discovery Bay, California 94505
(925) 759-4129
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 July 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90388D 10 4

1	Names of Reporting Persons Sadia P. Barrameda
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S. Permanent Resident of Philippines nationality
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,063,184
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,063,184
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,063,184
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ G
13	Percent of Class Represented by Amount in Row (11) 55.1%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.                      Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 (the “Common Stock”), of Ultra Sun Corporation, a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1646 W. Pioneer Blvd., Suite 120, Mesquite, Nevada 89027

ITEM 2.                      Identity and Background

(a)	NAME:

Sadia P. Barrameda (the “Reporting Person” or “Ms. Barrameda”).

(b)	RESIDENCE OR BUSINESS ADDRESS:

Ms. Barrameda’ business address is P.O. Box 1363, Discovery Bay, California 94505.

(c)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

Ms. Barrameda is and has since 2007 been the sole officer, director and stockholder of New Compendium Corporation, a Colorado corporation.  Ms. Barrameda also is and has since 2010 been the owner and founder of Glamora by Sadia, a women’s high end boutique operated as a sole proprietorship.

(d)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS:

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	CITIZENSHIP:

The Reporting Person is a citizen of the Philippines.

ITEM 3.                      Source and Amount of Funds or Other Consideration

The information in Item 4 below is incorporated herein by reference.

ITEM 4.                      Purpose of Transaction

On July 12, 2013 the Issuer acquired Wild Earth Naturals, Inc. (“Wild Earth”) in a reverse acquisition transaction in exchange for shares of Common Stock pursuant to an Agreement and Plan of Reorganization (the “Reorganization Agreement”), dated as of July 12, 2013, among the Issuer, Ultra Merger Corp., and Wild Earth.   Pursuant to the terms of the Reorganization Agreement, each issued and outstanding share of Wild Earth common stock was automatically converted into 65 shares of Common Stock and the 49,979 shares of Wild Earth common stock held by the Reporting Person and New Compendium Corporation, a corporation of which the Reporting Person is the sole officer, director and stockholder (“New Compendium”), were converted into 3,248,635 shares of Common Stock.   The Registrant issued a total of 6,500,000 shares of its restricted Common Stock to the stockholders of Wild Earth in exchange for all the issued and outstanding shares of Wild Earth capital stock.  Upon the completion of the Reorganization, Wild Earth became a wholly-owned subsidiary of the Registrant and the Registrant had a total of 7,825,000 shares of Common Stock outstanding of which 6,500,000 or 83.1% were issued to the Wild Earth stockholders.  The Reorganization resulted in a change of control of the Registrant.

Concurrently with the closing of the Reorganization, the persons designated by Wild Earth were appointed as the officers and directors of the Issuer, in accordance with the requirements of rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, where applicable.

Concurrently with the closing of the Reorganization the Reporting Person acting directly, and indirectly through New Compendium, acquired an additional 450,300 shares of Common Stock from two stockholders of the Registrant in private transactions for $166,640.  The Reporting Person and New Compendium used their personal funds to acquire such shares.

Concurrently with closing of the Reorganization, the Reporting Person acting directly, and indirectly through New Compendium, also acquired $36,241 in principal amount of the Issuer’s convertible promissory notes (the “Notes”) from note holders of the Issuer in private transactions for $36,241.  The Reporting Person and New Compendium used their personal funds to acquire such Notes.  The Notes are convertible into shares of Common Stock at the rate of 4.25% of the issued and outstanding shares of Common Stock at the time of such conversion (including the shares issued upon such conversion) for each $10,000 in principal amount converted.  The $36,241 of Notes which are deemed to be beneficially owned by the Reporting Person are currently convertible into 1,364,249 shares of Common Stock based on the 7,825,000 issued and outstanding shares of Common Stock as of the date of this report.  Any change in the number of issued and outstanding shares of Common Stock will also result in a change in the number of shares of Common Stock issuable upon conversion of the Notes.

The Reorganization Agreement is incorporated by reference in this filing as Exhibit 1.  Any references to or descriptions of the Reorganization or the Reorganization Agreement are qualified in their entirety by reference to the full text of the Reorganization Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

The Reporting Person acquired the shares of Common Stock for investment purposes and with the intent to obtain a substantial ownership position in the Issuer in order to be able to influence the policies and practices of the Issuer.  Upon completion of the Reorganization, the Reporting Person became a principal stockholder of the Issuer and may participate in and influence the policies and practices of the Issuer through the exercise of voting rights with respect to the shares of Common Stock beneficially owned by her.  As reported herein, the Reporting Person is the beneficial owner of the Notes which are convertible into shares of Common Stock at any time and from time to time on or before May 31, 2016.  The Reporting Person may elect to convert some or all of the Notes to Common Stock from time to time based on various factors including the market price for the Common Stock, the exercise price of the Notes, the expiration date of the Notes, the Reporting Person’s evaluation of the Issuer’s business and prospects, and other factors.  The Reporting Person may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of the Issuer’s Common Stock or other securities that the Reporting Person now owns or may hereafter acquire.    Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the actions described in subsections (a) through (j) of Item 4 of the Schedule 13D instructions.  The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to her investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of the Schedule 13D instructions, and any other actions as he may determine.  The Reporting Person may at any time reconsider and change her plans or proposals relating to the foregoing.

ITEM 5.                      Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person is deemed to beneficially own 5,063,184 shares of Common Stock, representing approximately 55.1% of the Issuer’s outstanding Common Stock, based on the 7,825,000 shares of Common Stock outstanding as of July 15, 2013 as reported in the Issuer’s current report on Form 8-K filed on July 18, 2013.  In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to convertible Notes exercisable within 60 days have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 393,735 shares of Common Stock owned directly by the Reporting Person; (ii) 3,305,200 shares of Common Stock owned indirectly by the Reporting Person through New Compendium; (iii) convertible Notes in the principal amount of $5,369 owned directly by the Reporting Person; and (iv) convertible Notes in the principal amount of $30,872 owned indirectly by the Reporting Person through New Compendium.  The Notes are convertible into shares of Common Stock at the rate of 4.25% of the issued and outstanding shares of the Issuer’s Common Stock at the time of such conversion (including the shares issued upon such conversion) for each $10,000 in principal amount of Notes converted.  The Notes held by the Reporting Person and New Compendium are currently convertible into 1,364,249 shares of Common Stock based on the 7,825,000 issued and outstanding shares of the Issuer’s Common Stock as of the date of this report.

(b)	Number of shares of Common Stock as to which the Reporting Person has:

(i) Sole power to vote or direct the vote:  5,063,184
(ii) Shared power to vote or direct the vote:  0
(iii) Sole power to dispose or direct the disposition:  5,063,184
(iv) Shared power to dispose or direct the disposition:  0

(c)
The information contained in Item 4 is incorporated herein by reference.    The following constitute all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days: (i) on July 12, 2013, the Reporting Person and New Compendium received a total of 3,248,635 shares of the Issuer’s common stock in exchange for their 49,979 shares of Wild Earth Naturals, Inc. common stock pursuant to the Reorganization Agreement; (ii) on July 12, 2013, the Reporting Person acting directly, and indirectly through New Compendium, purchased 450,300 shares of the Issuer’s common stock in private transactions for $166,640 of their personal funds; and (iii) on July 12, 2013, the Reporting Person acting directly, and indirectly through New Compendium, purchased $36,241 in principal amount of convertible Notes for $36,241 of their personal funds.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,063,184 shares of the Issuer’s common stock deemed to be beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.                      Material to be Filed as Exhibits

Exhibit 1
Agreement and Plan of Reorganization among Ultra Sun Corporation, Ultra Merger Corp. and Wild Earth Naturals, Inc. dated as of July 12, 2013 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 18, 2013).

Exhibit 2
Form of Convertible Promissory Notes Dated as of April 22, 2013 and Schedule of Notes Beneficially Owned by Officers, Directors and Principal Stockholders as of July 15, 2013 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 18, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: August 8, 2013

   /s/ Sadia P. Barrameda
  Sadia P. Barramed